SOW GOOD INC.

1440 N Union Bower Road

Irving, TX 75061

November 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street

N.E. Washington, D.C. 20549

Attn: Eranga Dias

Re: Sow Good Inc.

Registration Statement on Form S-3

File No. 333-283240

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sow Good Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-283240), as amended, to 4:00 p.m. Eastern Time on November 22, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Drew M. Valentine of DLA Piper LLP (US) to orally modify or withdraw this request for acceleration.

Please contact Drew M. Valentine of DLA Piper LLP (US) at (512) 457-7019 or drew.valentine@dlapiper.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

SOW GOOD INC.

By: /s/ Claudia Goldfarb

Claudia Goldfarb

Chief Executive Officer